This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 16, 2008, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
MOTIVE, INC.
at
$2.23 Net Per Share
by
MAGIC ACQUISITION SUBSIDIARY INC.
a wholly owned subsidiary of
LUCENT TECHNOLOGIES INC.
a wholly owned subsidiary of
ALCATEL LUCENT

Magic Acquisition Subsidiary Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Lucent Technologies Inc., (“Parent”) which is a Delaware corporation and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Motive, Inc., a Delaware corporation (the “Company”), at a price per share of $2.23 to the seller in cash (the “Offer Price”) without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC, as depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Parent or Purchaser will pay all charges and expenses of the Depositary and D.F. King & Co., Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, AUGUST 12, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 16, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company.

The Offer is subject to a number of conditions, including: (i) that there be validly tendered and not properly withdrawn at least 17,639,096 Shares (the “Minimum Condition”); provided however, that Purchaser may on a single occasion irrevocably decrease the Minimum Condition to a level not less than the sum of (x) 15,493,417 Shares plus (y) the total number of Shares, if any, issued or to be issued prior to the Expiration Date (as defined below) pursuant to a notice, duly and validly given after the date of the Merger Agreement and on or prior to the Expiration Date (and not subsequently withdrawn) to the Company of election to exercise an option or warrant to purchase Shares after the date of the Merger Agreement and prior to the Expiration Date; (ii) delivery of the Company’s audited financial statements for the years ended December 31, 2007 and December 31, 2006, which audited financial statements for 2007 shall be materially consistent in terms of assets and liabilities with the previously delivered unaudited financial statements for that period as specified in the Merger Agreement; (iii) effectiveness of the final approval by the court of the Company’s previously announced settlement of securities and derivative litigation; (iv) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign competition laws; and (v) other customary conditions. See Section 15 — “Conditions to Purchaser’s Obligations” in the Offer to Purchase for a description of all of the conditions to the Offer. The Offer is not subject to any financing condition.

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation and become a wholly owned subsidiary of Parent, and the separate corporate existence of Purchaser will cease.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held in the treasury of the Company or owned by Purchaser or Parent and (b) Shares held by holders who have not voted in favor of or consented to the Merger and who have properly demanded and perfected their right to be paid the fair value of such Shares (“Appraisal Shares”) in accordance with the provisions of the DGCL, which Appraisal Shares will only be entitled to the rights granted under the DGCL), will be cancelled and cease to exist, and will be converted into the right to receive an amount of cash, without interest, equal to the price paid in the Offer (the “Merger Consideration”). See Section 17 — “Appraisal Rights.”

The directors of the Company determined (1) that it is in the best interest of the stockholders of the Company that (i) the Company enters into the Merger Agreement, (ii) stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iii) the Company consummates the Merger, and (2) that the consideration to be paid to stockholders of the Company in the Offer is fair to, and in the best interests of, those stockholders.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders of the Company for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders of the Company.

In order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Date, and either (a) deliver Share Certificates to the Depositary or cause the Shares to be tendered pursuant to the procedure for book-entry transfer, and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) comply with the guaranteed delivery procedures, as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase.

Purchaser shall, without the consent of the Company, extend the Offer beyond any scheduled Expiration Date (a) if at any scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived, provided that any such extension shall be in increments of not more than twenty business days, or ten business days for any such extension made after September 30, 2008 (in each case, unless (1) within a shorter period of time, all such conditions to the Offer are reasonably expected by both Parent and the Company to be satisfied or waived, in which case such extension shall be made until the date five business days following such expected satisfaction or waiver or (2) a longer period is agreed to by the Company in writing); provided, further, that the Offer will be extended and re-extended in accordance with the foregoing until the earlier of the time that (x) the conditions to the Offer are satisfied or waived as of an applicable Expiration Date or (y) it becomes reasonably apparent that the conditions to the Offer are not reasonably capable of being satisfied by December 31, 2008; and (b) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. The Merger Agreement does not provide for a “subsequent offering period” within the meaning of Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) following the expiration of the Offer.

In the event that Purchaser is not required to extend the Offer pursuant to the discussion above and not otherwise prohibited from extending the Offer pursuant to the Merger Agreement, Parent may, in its discretion, cause Purchaser to extend the Offer at any scheduled Expiration Date.

Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the stockholder right to withdraw the Shares. Stockholders of the Company may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4 — “Withdrawal Rights” in the Offer to Purchase. “Expiration Date” means 12:00 midnight, New York City time, at the end of Tuesday, August 12, 2008, unless Purchaser determines to extend the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

Shares that have been previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless accepted for payment as provided in the Offer to Purchase, may be withdrawn at any time after September 13, 2008. If acceptance for payment of Shares tendered in the Offer is delayed for any reason, the Depositary may retain tendered Shares, and they will not be withdrawn, except to the extent that the stockholder is entitled to and duly exercise withdrawal rights as described in Section 4 — “Withdrawal Rights.”

For a withdrawal to be effective, a written or facsimile transmission notice should be delivered to the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. Prior to the physical release of share certificates, the serial numbers shown on the particular share certificates evidencing Shares to be withdrawn should be submitted and an eligible institution must medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an eligible institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary. A withdrawal of Shares cannot be rescinded. Any withdrawn Shares will be considered not validly tendered for purposes of the Offer, but it is possible to tender the Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
Stockholders and All Others Call Toll-Free (800) 347-4750

July 16, 2008